UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

_____________________________

FORM 8-A

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FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

ASSOCIATED BANC-CORP

(Exact Name of Registrant as Specified in its Charter)

_____________________________

Wisconsin	39-1098068
(State of Incorporation or Organization)	(I.R.S. Employer Identification no.)

433 Main Street, Green Bay, WI	54301
(Address of principal executive offices)	(zip code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered
Warrants (expiring November 21, 2018)	NYSE MKT

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If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box.  ☐

Securities Act registration statement file number to which this form relates:   Not applicable

Securities to be registered pursuant to Section 12(g) of the Act: Not Applicable

EXPLANATORY NOTE

This Registration Statement on Form 8-A is being filed by Associated Banc-Corp, a Wisconsin corporation (the “Company”), in connection with the transfer of the listing of its Warrants (expiring November 21, 2018) (the “Warrants”) from the NASDAQ Global Select Market to the NYSE MKT.  Upon the commencement of trading of the Warrants on the NYSE MKT, the Company will voluntarily withdraw them from listing on the NASDAQ Global Select Market.

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.

Description of Registrant’s Securities to be Registered.

Warrants

Common Stock Subject to the Warrants

As of November 30, 2014, the Company had 3,983,308 Warrants outstanding.  Each Warrant initially represents the right to purchase one share of the Company’s Common Stock, par value $0.01 per share (the “Common Stock”).  The number of shares deliverable upon the exercise of each Warrant is subject to the adjustments described below under the heading “—Adjustments to the Warrants.”

Exercise of the Warrants

The initial exercise price applicable to each Warrant is $19.77 per share of Common Stock for which the Warrant may be exercised.  All or any portion of the Warrants may be exercised in whole or in part at any time or from time to time on or before 5:00 p.m., New York City time, on November 21, 2018 by surrender to the warrant agent of the Warrant and a completed notice of exercise attached as an annex to the Warrant and the payment of the exercise price per share for the shares of Common Stock for which the Warrants are being exercised.  The exercise price cannot be paid in cash.  The exercise price will be paid by the withholding by the Company of a number of shares of Common Stock issuable upon exercise of the Warrants equal to the value of the aggregate exercise price of the Warrants so exercised, determined by reference to the market price of the Common Stock on the trading day on which the Warrants are exercised and notice is delivered to the warrant agent.  If Warrants are exercised and the exercise price exceeds the value of the shares issuable upon exercise, no amount will be due and payable by the Company to the Warrantholder.  The exercise price applicable to the Warrants is subject to adjustment described below under the heading “—Adjustments to the Warrants.”  So long as the Warrants are in global form, any exercise notice will be delivered to the warrant agent through and in accordance with the procedures of the depository for the Warrants.

Upon exercise of Warrants, the shares of Common Stock issuable upon exercise will be issued by the Company’s transfer agent for the account of the exercising Warrantholder.  The Company will not issue fractional shares upon any exercise of the Warrants.  Instead, the exercising Warrantholder will be entitled to a cash payment equal to the pro-rated per share market price of the Common Stock on the date of exercise of the Warrants for any fractional share that would have otherwise been issuable upon exercise of the Warrants.  The Company will at all times reserve the aggregate number of shares of the Common Stock for which the Warrants may be exercised.

Rights as a Shareholder

The Warrantholders will have no rights or privileges of holders of the Common Stock, including any voting rights and rights to dividend payments, until (and then only to the extent) the Warrants have been exercised.

Adjustments to the Warrants

Pursuant to the terms of the Warrants, the number of shares of Common Stock issuable upon exercise of each Warrant, or the Warrant shares, and the Warrant exercise price will be adjusted upon occurrence of certain events as follows.

•

In the case of stock splits, subdivisions, reclassifications or combinations of Common Stock.  If the Company declares and pays a dividend or makes a distribution on its Common Stock in shares of Common Stock, subdivides or reclassifies the outstanding shares of its Common Stock into a greater number of shares, or combines or reclassifies the outstanding shares of its Common Stock into a smaller number of shares, the number of Warrant shares at the time of the record date for such dividend or distribution or the effective date of such subdivision, combination or reclassification will be proportionately adjusted so that the holder of a Warrant after such date will be entitled to purchase the number of shares of Common Stock that it would have owned or been entitled to receive in respect of the number of Warrant shares had such Warrant been exercised immediately prior to such date.  The exercise price in effect immediately prior to the record date for such dividend or distribution or the effective date of such subdivision, combination or reclassification will be adjusted by multiplying such exercise price by the quotient of (x) the number of Warrant shares immediately prior to such adjustment divided by (y) the new number of Warrant shares as determined in accordance with the immediately preceding sentence.

•

In the case of cash dividends or other distributions.  If the Company fixes a record date for making a distribution to all holders of its Common Stock of securities, evidences of indebtedness, assets, cash, rights or Warrants (excluding ordinary cash dividends (as defined below), dividends of its Common Stock and other dividends or distributions referred to in the preceding bullet point), the exercise price in effect prior to such record date will be reduced immediately thereafter to the price determined by multiplying the exercise price in effect immediately prior to the reduction by the quotient of (x) the market price (as defined below) of the Common Stock on the last trading day preceding the first date on which the Common Stock trades regular way on the principal national securities exchange on which the Common Stock is listed or admitted to trading without the right to receive such distribution, minus the amount of cash and/or the fair market value of the securities, evidences of indebtedness, assets, rights or Warrants to be so distributed in respect of one share of the Common Stock (such subtracted amount and/or fair market value is referred to as the “Per Share Fair Market Value”) divided by (y) such market price on the date specified in clause (x).  Any such adjustment will be made successively whenever such a record date is fixed.  The number of Warrant shares will be increased to the number obtained by multiplying the number of Warrant shares deliverable upon exercise of a Warrant immediately prior to such adjustment by the quotient of (a) the exercise price in effect immediately prior to the distribution giving rise to this adjustment divided by (b) the new exercise price as determined in accordance with the immediately preceding sentence.  In the case of adjustment for a cash dividend that is, or is coincident with, a regular quarterly cash dividend, the Per Share Fair Market Value would be reduced only by the per share amount of the portion of the cash dividend that would constitute an ordinary cash dividend.  If, after the declaration of any such record date, the related distribution is not made, the exercise price and the number of Warrant shares then in effect will be readjusted, effective as of the date when the Company’s board of directors determines not to make such distribution, to the exercise price and the number of Warrant shares that would then be in effect if such record date had not been fixed.

•

In the case of a pro rata repurchase of Common Stock.  A “pro rata repurchase” is defined as any purchase of shares of the Common Stock by the Company or an affiliate of the Company pursuant to any tender offer or exchange offer subject to Section 13(e) or 14(e) of the Securities Exchange Act of 1934, as amended, or Regulation 14E thereunder, or any other offer available to substantially all holders of the Common Stock.  If the Company effects a pro rata repurchase of the Common Stock, then the exercise price will be reduced to the price determined by multiplying the exercise price in effect immediately prior to the effective date (as defined below) of such pro rata repurchase by a fraction of which (A) the numerator will be (i) the product of (x) the number of shares of Common Stock outstanding immediately before such pro rata repurchase and (y) the market price of a share of the Common Stock on the trading day immediately preceding the first public announcement by us or any of the Company’s affiliates of the intent to effect such pro rata repurchase, minus (ii) the aggregate purchase price of the pro rata repurchase, and (B) the denominator will be the product of (i) the number of shares of the Common Stock outstanding immediately prior to such pro rata repurchase minus the number of shares of the Common Stock so repurchased and (ii) the market price per share of the Common Stock on the trading day immediately preceding the first public announcement by us or any of the Company’s affiliates of the intent to effect such pro rata repurchase.  The number of Warrant shares will be increased to the number obtained by multiplying the number of Warrant shares immediately prior to such adjustment by the quotient of (x) the exercise price in effect immediately prior to the pro rata repurchase giving rise to this adjustment divided by (y) the new exercise price as determined in accordance with the immediately preceding sentence.  For the avoidance of doubt, no increase to the exercise price or decrease in the number of Warrant shares deliverable upon exercise of a Warrant will be made pursuant to this adjustment provision.  The “effective date” of a pro rata repurchase means (a) the date of acceptance of shares for purchase or exchange by us under any tender offer or exchange offer which is a pro rata repurchase or (b) the date of purchase of any pro rata repurchase that is not a tender offer or an exchange offer.

•

In the case of a merger, consolidation, statutory share exchange or similar transaction that requires the approval of the Company’s shareholders (any such transaction, a “business combination”).  In the event of any business combination or reclassification of the Common Stock (other than a reclassification referenced in the first bullet point above), a Warrantholder’s right to receive shares of Common Stock upon exercise of a Warrant will be converted into the right to exercise that Warrant to acquire the number of shares of stock or other securities or property (including cash) which the Common Stock issuable (at the time of such business combination or reclassification) upon exercise of such Warrant immediately prior to such business combination or reclassification would have been entitled to receive upon consummation of such business combination or reclassification.  In determining the kind and amount of stock, securities or the property receivable upon exercise of a Warrant following the consummation of such business combination, if the holders of the Common Stock have the right to elect the kind or amount of consideration receivable upon consummation of such business combination, then the consideration that a Warrantholder will be entitled to receive upon exercise will be deemed to be the types and amounts of consideration received by the majority of all holders of the shares of the Common Stock that affirmatively make an election (or of all such holders if none make an election).  For purposes of determining any amount of Warrant shares to be withheld by us as payment of the exercise price from stock, securities or the property that would otherwise be delivered to a Warrantholder upon exercise of Warrants following any business combination, the amount of such stock, securities or property to be withheld will have a market price equal to the aggregate exercise price as to which such Warrants are so exercised, based on the fair market value of such stock, securities or property on the trading day on which such Warrants are exercised and notice is delivered to the warrant agent.  If any such property is not a security, the market price of such property will be deemed to be its fair market value as determined in good faith by the Company’s board of directors in reliance on an opinion of a nationally recognized independent investment banking corporation retained by us for this purpose.  If making such determination requires the conversion of any currency other than U.S. dollars into U.S. dollars, such conversion will be done in accordance with customary procedures based on the rate for conversion of such currency into U.S. dollars displayed on the relevant page by Bloomberg L.P. (or any successor or replacement service) on or by 4:00 p.m., New York City time, on such exercise date.

Neither the exercise price nor the number of shares issuable upon exercise of a Warrant will be adjusted in the event of a change in the par value of the Common Stock or a change in the Company’s jurisdiction of incorporation.  If an adjustment in the exercise price made in accordance with the adjustment provisions above would reduce the exercise price to an amount below the par value of the Common Stock, then that adjustment will reduce the exercise price to that par value.

The warrant agent will notify the Warrantholders of any adjustments.  If the warrant agent fails to give such notice, the exercise price and the number of shares issuable upon exercise of the Warrants will nevertheless be adjusted.

If more than one adjustment provision applies to a single event, the adjustment provision that produces the largest adjustment with respect to such event will be applied, and no single event will cause an adjustment under more than one adjustment provision so as to result in duplication.  All such adjustments will be made to the nearest one-tenth (1/10th) of a cent or to the nearest one-hundredth (1/100th) of a share, as the case may be.  No adjustment in the exercise price or the number of shares issuable upon exercise of a Warrant will be made if the amount of such adjustment would be less than $0.01 or one-tenth (1/10th) of a share of Common Stock, but any such amount will be carried forward and an adjustment with respect thereto will be made at the time of and together with any subsequent adjustment which, together with such amount and any other amount or amounts so carried forward, will aggregate $0.01 or 1/10th of a share of Common Stock, or more, or on exercise of a Warrant if that occurs earlier.

For purposes of these adjustment provisions:

“ordinary cash dividends” means a regular quarterly cash dividend on shares of the Common Stock out of surplus or net profits legally available therefor (determined in accordance with generally accepted accounting principles in effect from time to time).  Ordinary cash dividends will not include any cash dividends paid subsequent to November 21, 2008 to the extent the aggregate per share dividends paid on the outstanding Common Stock in any quarter exceed $0.32, as adjusted for any stock split, stock dividend, reverse stock split, reclassification or similar transaction.

“Market price” means, with respect to a particular security, on any given day, the last reported sale price regular way or, in case no such reported sale takes place on such day, the average of the last closing bid and ask prices regular way, in either case on the principal national securities exchange on which the applicable securities are listed or admitted to trading, or if not listed or admitted to trading on any national securities exchange, the average of the closing bid and ask prices as furnished by two FINRA members selected from time to time by the Company for that purpose, and will be determined without reference to after hours or extended hours trading.  If such security is not listed and traded in a manner that the quotations referred to above are available for the period required under the Warrants, the market price will be deemed to be the fair market value per share of such security as determined in good faith by the Company’s board of directors in reliance on an opinion of a nationally recognized independent investment banking firm retained by the Company for this purpose.  If any such security is listed or traded on a non-U.S. market, such fair market value will be determined by reference to the closing price of such security as of the end of the most recently ended business day in such market prior to the date of determination.  If making any such determination requires the conversion of any currency other than U.S. dollars into U.S. dollars, such conversion will be done in accordance with customary procedures based on the rate for conversion of such currency into U.S. dollars displayed on the relevant page by Bloomberg L.P. (or any successor or replacement service) on or by 4:00 p.m., New York City time, on such exercise date.  For the purposes of determining the market price of the Common Stock on the “trading day” preceding, on or following the occurrence of an event, (i) that trading day will be deemed to commence immediately after the regular scheduled closing time of trading on the NYSE or, if trading is closed at an earlier time, such earlier time and (ii) that trading day will end at the next regular scheduled closing time, or if trading is closed at an earlier time, such earlier time (for the avoidance of doubt, and as an example, if the market price is to be determined as of the last trading day preceding a specified event and the closing time of trading on a particular day is 4:00 p.m. and the specified event occurs at 5:00 p.m. on that day, the market price would be determined by reference to such 4:00 p.m. closing price).

Amendment

Any Warrants may be amended and the observance of any material term of such Warrants may be waived with the consent of a majority of the holders of such Warrants; provided that the consent of each affected Warrantholder is necessary for any amendment (i) to increase the exercise price or to decrease the number of shares issuable upon exercise of the Warrants (other than pursuant to the terms of the adjustment provisions in the Warrant certificate described above), (ii) that would shorten the time period during which the Warrants are exercisable or (iii) that would change in a manner adverse to such Warrantholder the terms of the adjustment provisions in the Warrant certificate described above.

Governing Law

The Warrants and the warrant agreement are governed by New York law.

Item 2.

Exhibits.

Exhibit Number	Exhibit
4.1

Warrant Agreement, dated as of November 30, 2011, between Associated Banc-Corp and Wells Fargo Bank, N.A. as Warrant Agent (incorporated by reference to Exhibit 4.1 of the Company’s Registration Statement on Form 8-A filed on December 1, 2011).

4.2	Form of Warrant (incorporated by reference to the Company’s Registration Statement on Form 8-A filed on December 1, 2011).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date:  December 10, 2014

ASSOCIATED BANC-CORP

By:

/s/ Randall J. Erickson

Randall J. Erickson

Executive Vice President, General Counsel and
Corporate Secretary

EXHIBIT INDEX

Exhibit Number	Exhibit
4.1

Warrant Agreement, dated as of November 30, 2011, between Associated Banc-Corp and Wells Fargo Bank, N.A. as Warrant Agent (incorporated by reference to Exhibit 4.1 of the Company’s Registration Statement on Form 8-A filed on December 1, 2011).

4.2	Form of Warrant (incorporated by reference to the Company’s Registration Statement on Form 8-A filed on December 1, 2011).

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